FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____      No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

A circular regarding proposed amendments to the articles of association and rules of procedures of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 27, 2009.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and the form of proxy previously sent to shareholders to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND RULES OF PROCEDURES

The Company will convene the AGM in June 2009 in Beijing, the People’s Republic of China, at which, among other things, the proposal to amend the articles of association and rules of procedures of the Company will be considered. The notice of AGM will be issued to the shareholders of the Company in due course separately. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or at any adjourned meetings should you so wish.

27 April, 2009

CONTENTS

Page

Definitions	1

Letter from the Board	2

Appendix — Proposed Amendments to Articles of Association and rules of procedures	5

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“AGM”	the 2008 annual general meeting of the Company to be held on in June 2009 in Beijing, the People’s Republic of China
“Articles of Association”	the articles of association (and its appendices) of the Company
“Board”	the board of directors of the Company
“Company”	Huaneng Power International, Inc.
“Company Law”	the Company law of the PRC
“Directors”	the directors of the Company
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC”	the People’s Republic of China
“Proposed Amendments”	the proposed amendments to the Articles of Association and rules of procedures of the Company as set out in the appendix to this circular
“Share(s)”	the H Shares and Domestic Shares of the Company
“Shareholders”	holders of Shares

LETTER FROM THE BOARD

(A Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Directors: Cao Peixi Huang Long Wu Dawei Huang Jian Liu Guoyue Fan Xiaxia Shan Qunying Xu Zujian Huang Mingyuan Liu Shuyuan	Legal Address: West Wing, Building C Tianyin Mansion No. 2C Fuxingmennan Street Xicheng District Beijing 100031 The PRC
Independent Directors: Liu Jipeng Yu Ning Shao Shiwei Zheng Jianchao Wu Liansheng
27 April, 2009

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND
RULES OF PROCEDURES

On 31 March, 2009, the Board convened a meeting at which it was resolved, among other things, to amend the Articles of Association and rules of procdures of the Company.

I.           PROPOSED AMENDMENTS

In line with the recent changes brought about by the “Decision on amending certain stipulations regarding the cash dividend of listed companies” (關於修改上市公司現金分紅若干規定的決定) and “Notice on preparation of the 2008 financial report for listed companies” (關於做好上市公司2008年年度 報告工作的通知) (collectively the “Notice”) and having regard to certain current provisions contained in the Company Law, the Guidelines on the Articles of Association for companies listed in the PRC (上市公司章程指引) and the Rules of Procedure of shareholders’ meetings for Listed Companies (collectively the “Guidelines”) in conjunction with the business development and actual situation of the Company, the Board proposes to make certain amendments to the Articles of Association and rules of procedures of the Company.

The full terms of the Proposed Amendments are set out in the Appendix to this circular. The Proposed Amendments have the effect of (1) clarifying the dividend distribution policy of the Company by including (but not limited to) a preferred consideration of profit distribution by way of cash dividend pursuant to the provisions of the Notices. The Company may implement interim cash dividend as it deems appropriate; (2) conforming the Articles of Association to certain current provisions contained in the Company Law and the Guidelines in conjunction with, where applicable, the business development or actual situation of the Company with respect to the investment limitation; transfer of shares by shareholders; requirements for newspaper publication on reduction in share capital, merger or division of the Company; time requirement for changing the register of members as a result of transfer of shares prior to the date of a shareholders’ general meeting, or prior to the record date for distribution of dividends; definition of controlling shareholder(s); rights of shareholders’ general meeting to elect or replace directors who are not elected as employees’ representatives; events for convening extraordinary general meetings, proposing new motions at general meetings, extraordinary general meetings; notice period for convening regular meetings for the board of directors or extraordinary meetings for the board of directors; related issues relating to liquidation, etc.; and (3) conforming the Articles of Association to the business development or actual situation of the Company with respect to the PRC authority for giving effect to the Articles of Association; the business scope by including production and supply of thermal heat; and the number of vice-chairmen for the Company.

According to the Articles of Association and the relevant laws and regulations, the Proposed Amendments are subject to the approval of the shareholders of the Company by way of a special resolution at the AGM. Further, the Proposed Amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed.

The Articles of Association are written in Chinese and there is no official English translation in respect thereof. The translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

The Directors consider that the Proposed Amendments are consistent with, and necessary for, the business development of the Company and are in the best interests of the Company and its shareholders. Advice has been obtained from independent legal advisors that these provisions comply with the PRC, Hong Kong legal as well as Listing Rules requriements.

II.           RECOMMENDATION

The Directors consider that the Proposed Amendments are consistent with, and necessary for, the business development of the Company and are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution at the AGM.

III.          AGM

The AGM will be convened in June 2009 in Beijing, the PRC, at which, among other things the Proposed Amendment will be considered. Notice of the AGM, together with the relevant reply slip and proxy form, will be issued to the Shareholders in due course separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the proxy form in accordance with the instructions printed thereon. The proxy form should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1806-07, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

Yours faithfully, For and on behalf of Huaneng Power International, Inc. Huang Long Vice Chairman

APPENDIX	PROPOSED AMENDMENTS TO ARTICLES
OF ASSOCIATION AND RULES OF PROCEDURES

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.           To be consistent with, and necessary for, the business development of the Company, Articles 6, 10 and 88 of the Articles of Association were proposed to be amended as follows:

1.1         The current Article 6 of the Articles of Association reads:

“These Articles of Association shall be effective upon approval from the shareholders´ meeting and the examination and approval departments authorised by the State Council. Beginning from the effective date of these Articles of Association, the original Articles of Association shall be substituted by these Articles of Association which shall constitute a legally binding document for purpose of regulating the organisation and activities of the Company, and governing the rights and obligations between the Company and its shareholders and among the shareholders.”

It is hereby proposed to be amended as follows:

“These Articles of Association shall be effective upon approval from the shareholders´ meeting and the relevant department(s) of the State having the power to examine and approve these Articles of Association. Beginning from the effective date of these Articles of Association, the original Articles of Association shall be substituted by these Articles of Association which shall constitute a legally binding document for purpose of regulating the organisation and activities of the Company, and governing the rights and obligations between the Company and its shareholders and among the shareholders.”

1.2         The current Article 10 of the Articles of Association reads:

“The scope of business of the Company (subject to the approved projects specified by the company registration authority): investment in construction, operation and management of power plants; development, investment and operation of other relevant enterprises, the principal business of which is power plant related export business.”

It is hereby proposed to be amended as follows:

“The scope of business of the Company (subject to the approved projects specified by the company registration authority): investment in construction, operation and management of power plants; development, investment and operation of other relevant enterprises, the principal business of which is power plant related export business; production and supply of thermal heat.”

1.3         The current Article 88 of the Articles of Association reads:

“The Company shall have a board of directors which shall consist of fifteen (15) directors, with more than one-half (1/2) of the directors shall be appointed externally. The board of directors shall have one (1) Chairman and two (2) Vice Chairmen.

The board of directors shall consist of the Strategic Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, whose members shall be formed from by the directors. The Audit Committee, the Nominatioin Committee and the Remuneration and Appraisal Committee shall each comprise more than one-half (1/2) of the independent directors who will also be the convenors.”

It is hereby proposed to be amended as follows:

“The Company shall have a board of directors which shall consist of fifteen (15) directors, with more than one-half (1/2) of the directors shall be appointed externally. The board of directors shall have one (1) Chairman, and one to two (1-2) Vice Chairmen.

The board of directors shall consist of the Strategic Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, whose members shall be formed from the directors. The Audit Committee, the Nomination Committee and the Remuneration and Appraisal Committee shall each comprise more than one-half (1/2) of the independent directors who will also be the convenors.”

2.           Pursuant to the Company Law, Articles 8, 22, 23, 37, 47, 49, 52, 54, 147, 168, 169, 174 and 176 of the Articles of Association were proposed to be amended as follows:

2.1         The current Article 8 of the Articles of Association reads:

“The Company may invest in other limited liability companies or joint-stock companies. The Company’s liability towards a company in which it has an investment shall be limited to the amount of its capital contribution to such invested company.”

It is hereby proposed to be amended as follows:

“The Company may invest in other enterprises. However, the Company shall not become a capital contributor that shall bear the joint liabilities for the debts of the enterprise it invests in, unless it is otherwise provided for by any law.”

2.2         The current Article 22 of the Articles of Association reads:

“Shares held by shareholders shall be freely transferable according to laws.

(1)          Shares held by promoters of the Company shall not be transferable within three (3) years from the date of establishment of the Company.

(2)          Where a shareholder intends to transfer his/her shares, he/she must transfer the shares on a lawfully established stock exchange.

(3)          The transfer of any registered shares shall be recorded in the members’ register by the Company with the name of the transferee or entity and address.

(4)          Shareholders on account of his/her registered shares being stolen, lost or misplaced can apply to the People’s court to declare those shares to be invalid by way of announcement pursuant to the civil litigation procedures.

Pursuant to the announcement procedure and having the People’s court declared those shares to be invalid, shareholders can apply to the Company for a replacement share certificate.”

It is hereby proposed to be amended as follows:

“Shares held by shareholders shall be freely transferable according to laws.

(1)          Shares held by promoters of the Company shall not be transferable within the first year from the date of establishment of the Company.

(2)          Where a shareholder intends to transfer his/her shares, he/she must transfer the shares on a lawfully established stock exchange or by any other means as prescribed by the State Council.

(3)          The transfer of any registered shares shall be recorded in the members’ register by the Company with the name of the transferee or entity and address.

(4)          Shareholders on account of his/her registered shares being stolen, lost or misplaced can apply to the People’s court to declare those shares to be invalid by way of announcement pursuant to the civil litigation procedures.

Pursuant to the announcement procedure and having the People’s court declared those shares to be invalid, shareholders can apply to the Company for a replacement share certificate.”

2.3         The current Article 23 of the Articles of Association reads:

“In accordance with the provisions of the Company’s Articles of Association, the Company may reduce its registered capital.

The Company shall prepare a balance sheet and a list of inventory of assets when reducing its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish a newspaper announcement at least three (3) times within thirty (30) days of the date of such resolution. A creditor shall have the right within thirty (30) days of receipt of the notice from the Company, or within ninety (90) days of the date of the first newspaper announcement for a creditor who does not receive such notice, to demand the Company to repay its debts or to provide an appropriate guarantee for repayment of such debts.

The Company’s registered capital must not, upon the reduction of capital, be less than the minimum amount required by laws.”

It is hereby proposed to be amended as follows:

“In accordance with the provisions of the Company’s Articles of Association, the Company may reduce its registered capital.

The Company shall prepare a balance sheet and a list of inventory of assets when reducing its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish a newspaper announcement within thirty (30) days of the date of such resolution. A creditor shall have the right within thirty (30) days of receipt of the notice from the Company, or within forty five (45) days of the date of the newspaper announcement for a creditor who does not receive such notice, to demand the Company to repay its debts or to provide an appropriate guarantee for such debts.

The Company’s registered capital must not, upon the reduction of capital, be less than the minimum amount required by laws.”

2.4         The current Article 37 of the Articles of Association reads:

“No change as a result of transfer of shares shall be made in the register of members within thirty (30) days prior to the date of a shareholders’ general meeting, or within five (5) days prior to the record date for the Company’s distribution of dividends.”

It is hereby proposed to be amended as follows:

“No change as a result of transfer of shares shall be made in the register of members within twenty (20) days prior to the date of a shareholders’ general meeting, or within five (5) days prior to the record date for the Company’s distribution of dividends.”

2.5         The current Article 47 of the Articles of Association reads:

“A controlling shareholder referred to in the above Article shall mean a person who meets any of the following conditions:

(1)          he, either acting alone or in concert with others, has the power to elect more than half of the members of the board of directors;

(2)          he, either acting alone or in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in the Company;

(3)          he, either acting alone or in concert with others, holds 30% or more of the issued shares of the Company; or

(4)          he, either acting alone or in concert with others, de facto controls the Company in any other manner.”

It is hereby proposed to be amended as follows:

“A controlling shareholder referred to in the above Article shall mean a shareholder whose capital contribution occupies 50% or more of the total capital of the Company, or a shareholder whose shares occupy 50% or more of the total issued share capital of the Company, or a shareholder the proportion of its capital contribution or shares is less than 50% but the voting right attached to its capital contribution or the shares is significant to the extent that such shareholder may exert significant influence over the shareholders´ general meeting or the resolution of the shareholders´ general meeting.”

2.6         The current Article 49 of the Articles of Association reads:

“The shareholders’ general meeting shall have the following functions and powers:

(1)          to decide on the Company’s operational policies and its investment plans;

(2)          to elect and replace directors and to decide on matters concerning their remuneration;

(3)          to elect and replace supervisors who are not elected as employees’ representatives and to decide on matters relating to their remuneration;

(4)          to examine and approve reports of the board of directors;

(5)          to examine and approve reports by the supervisory committee;

(6)          to examine and approve the Company’s proposed annual budgets and final financial accounts;

(7)          to examine and approve the Company’s profit distribution and loss recovery plans;

(8)          to decide on the increase or reduction of the Company’s registered capital;

(9)          to decide on such matters as mergers, division, dissolution, liquidation or change in the formation of the Company;

(10)        to decide on the issuance of debentures by the Company;

(11)        to decide on the engagement, dismissal and non-reappointment of the Company’s accountancy firm;

(12)        to amend the Articles of Association of the Company;

(13)        to approve and amend the rules of procedures for the shareholders’ meeting of the Company;

(14)        to consider any motions raised by the supervisory committee or shareholder(s) holding 5% or more of the voting shares of the Company;

(15)        to decide on matters relating to external guarantee of the Company;

(16)        to consider the change of use of funds raised;

(17)        to consider the share appreciation scheme(s);

(18)        any other matters to be decided by resolutions at the shareholders’ meeting as prescribed by the laws, administrative measures and the Articles of Association of the Company.

For matters to be decided at shareholders’ general meeting as prescribed by the laws, administrative measures and the Articles of Association, such matters have to be considered at shareholders’ general meeting so as to ensure that the shareholders of the Company have a right to decide over those matters. When it is deemed necessary and reasonable, in relation to resolutions that have been made but their relevant specific matters cannot be decided upon during the shareholders’ general meeting, the shareholders’ general meeting may authorise the board of directors to deside upon such matters within the scope of authorisation of the shareholders’ general meeting.

In relation to the authorisation given by the shareholders’ general meeting to the board of directors, if the resolution concerned is an ordinary resolution, then the authorisation has to be given by one-half (1/2) or more of the attending shareholders (including their proxies) having the voting rights. If the resolutioin concerned is a special resolution, then the authorisation has to be given by two-third (2/3) or more of the attending shareholders (including their proxies) having the voting rights. The contents of the authorisation have to be clear and in concrete terms.”

It is hereby proposed to be amended as follows:

”The shareholders’ general meeting shall have the following functions and powers:

(1)          to decide on the Company’s operational policies and its investment plans;

(2)          to elect and replace directors who are not elected as employees’ representatives and to decide on matters concerning their remuneration;

(3)          to elect and replace supervisors who are not elected as employees’ representatives and to decide on matters relating to their remuneration;

(4)          to examine and approve reports of the board of directors;

(5)          to examine and approve reports by the supervisory committee;

(6)          to examine and approve the Company’s proposed annual budgets and final financial accounts;

(7)          to examine and approve the Company’s profit distribution and loss recovery plans;

(8)          to decide on the increase or reduction of the Company’s registered capital;

(9)          to decide on such matters as mergers, division, dissolution, liquidation or change in the formation of the Company;

(10)        to decide on the issuance of debentures by the Company;

(11)        to decide on the engagement, dismissal and non-reappointment of the Company’s accountancy firm;

(12)        to amend the Articles of Association of the Company;

(13)        to approve and amend the rules of procedures for the shareholders’ meeting of the Company;

(14)        to consider any supplementary motions raised by shareholder(s) holding 3% or more of the voting shares of the Company;

(15)        to decide on matters relating to external guarantee of the Company;

(16)        to consider the change of use of funds raised;

(17)        to consider the share appreciation scheme(s);

(18)        any other matters to be decided by resolutions at the shareholders’ meeting as prescribed by the laws, administrative measures and the Articles of Association of the Company.

For matters to be decided at shareholders’ general meeting as prescribed by the laws, administrative measures and the Articles of Association, such matters have to be considered at shareholders’ general meeting so as to ensure that the shareholders of the Company have a right to decide over those matters. When it is deemed necessary and reasonable, in relation to resolutions that have been made but their relevant specific matters cannot be decided upon during the shareholders’ general meeting, the shareholders’ general meeting may authorise the board of directors to decide upon such matters within the scope of authorisation of the shareholders’ general meeting.

In relation to the authorisation given by the shareholders’ general meeting to the board of directors, if the resolution concerned is an ordinary resolution, then the authorisation has to be given by one-half (1/2) or more of the attending shareholders (including their proxies) having the voting rights. If the resolution concerned is a special resolution, then the authorisation has to be given by two-third (2/3) or more of the attending shareholders (including their proxies) having the voting rights. The contents of the authorisation have to be clear and in concrete terms.”

2.7        The current Article 52 of the Articles of Association reads:

“The shareholders´ general meeting shall include annual general meeting and extraordinary general meetings. The shareholders´ general meeting shall be convened by the board of directors. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year.

The board of directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:

(1)          when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Articles of Association of the Company;

(2)          when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital;

(3)          when shareholder holding 10% or more of the Company issued shares carrying voting rights requests in writing the convening of an extraordinary general meeting;

(4)          at the request of the board of directors or the supervisory committee who deems it necessary to convene an extraordinary general meeting.”

It is hereby proposed to be amended as follows:

“The shareholders´ general meeting shall include annual general meeting and extraordinary general meetings. The shareholders´ general meeting shall be convened by the board of directors. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year.

The board of directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:

(1)          when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Articles of Association of the Company;

(2)          when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital;

(3)          at the request of any shareholder holding, individually or jointly, 10% or more of the Company issued shares;

(4)          at the request of the board of directors or the supervisory committee who deems it necessary to convene an extraordinary general meeting; or

(5)          other circumstances as prescribed in the Articles of Association of the Company.”

2.8         The current Article 54 of the Articles of Association reads:

“When the Company convenes the annual general meeting, supervisory committee or shareholder(s) holding, individually or jointly, 5% or more of the total voting shares shall be entitled to propose in writing new motions to the Company, and the Company shall place those motions that are within the scope of functions and powers of the said meeting on the meeting agenda.”

It is hereby proposed to be amended as follows:

“When the Company convenes the shareholders’ meeting, shareholder(s) holding, individually or jointly, 3% or more of the total voting shares shall be entitled to put forward in writing new motions to the board of directors 10 days before a shareholders´ general meeting is held. The board of directors shall publish a supplementary notice of meeting specifying the content of the supplementary proposals to other shareholders within 2 days of its receipt of the request.

Except as provided for in the preceding paragraph, upon publication of the notice of meeting by the board of directors, no alteration to the matters stated in the notice(s) of meeting or addition to the proposal will be allowed.

The content of the supplementary proposals shall be within the scope of duty of the shareholders´ general meeting, having a clear matter and concrete terms to be decided upon which shall in all respect comply with the laws, administration measures and the provisions of the Articles of Association.”

2.9         The current Article 147 of the Articles of Association reads:

“The Company shall prepare a financial report at the end of each financial year and shall be examined and verified according to law.”

It is hereby proposed to be amended as follows:

“The Company shall prepare a financial report at the end of each financial year and shall be audited by an accounting firm according to law.”

2.10      The current Article 168 of the Articles of Association reads:

“The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company.

If the event of a merger, the parties to the merger shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days and publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of the Company´s merger resolution.

After the merger, any rights in relation to indebtedness and debtors of each party to the merger shall be assumed by the surviving company after the merger or the newly established company.”

It is hereby proposed to be amended as follows:

“The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company.

If the event of a merger, the parties to the merger shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days and publish an announcement in a newspaper within thirty (30) days of the date of the Company´s merger resolution.

After the merger, any rights in relation to indebtedness and debtors of each party to the merger shall be assumed by the surviving company after the merger or the newly established company.”

2.11      The current Article 169 of the Articles of Association reads:

“When there is a division of the Company, its assets shall be divided accordingly.

In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days and publish an announcement in newspaper at least three (3) times within thirty (30) days of the date of the Company´s division resolution.

Debts and liabilities of the Company prior to the division shall be assumed by the companies that exist after the division in accordance with the agreement entered into between the parties.”

It is hereby proposed to be amended as follows:

“When there is a division of the Company, its assets shall be divided accordingly.

In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and inventory of assets. The Company shall notify its creditors within ten (10) days and publish an announcement in newspaper within thirty (30) days of the date of the Company´s division resolution.

Debts and liabilities of the Company prior to the division shall be assumed jointly by the companies that exist after the division unless, however, the Company has agreed with the creditors in writing on the arrangement of the debts and liabilities prior to the division.”

2.12      The current Article 174 of the Articles of Association reads:

“The liquidation committee shall, within ten (10) days of its establishment, notify the creditors, and, within sixty (60) days of its establishment, publish an announcement at least three (3) times in newspapers, for the purpose of recording the claims from creditors.”

It is hereby proposed to be amended as follows:

“The liquidation committee shall, within ten (10) days of its establishment, notify the creditors, and, within sixty (60) days of its establishment, publish an announcement in newspapers, for the purpose of recording the claims from creditors.”

2.13      The current Article 176 of the Articles of Association reads:

“Following the disposal of the Company´s assets, and the preparation of a balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation proposal and present it to the shareholders´ general meeting or to the relevant governing authorities for confirmation.

The Company´s assets shall be distributed according to the following order:

(1)          wages of staff, social insurance premiums and statutory compensation monies which have been accrued for three years immediately before the liquidation;

(2)          all outstanding taxes, levies and funds which are imposed by the applicable administration rules and regulations;

(3)          bank loans, debentures of the Company and other debts.

Any remaining assets of the Company subsequent to the settlement of its debts in accordance with the foregoing provisions shall be distributed to its shareholders according to the class of shares and in the proportion of shares being held.

During liquidation, the Company shall not commence any new business activities.”

It is hereby proposed to be amended as follows:

”Following the disposal of the Company´s assets, and the preparation of a balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation proposal and present it to the shareholders´ general meeting or to the People´s court for confirmation.

The Company´s assets shall be distributed according to the following order:

(1)          wages of staff, social insurance premiums and statutory compensation monies which have been accrued for three years immediately before the liquidation;

(2)          all outstanding taxes, levies and funds which are imposed by the applicable administration rules and regulations;

(3)          bank loans, debentures of the Company and other debts.

Any remaining assets of the Company subsequent to the settlement of its debts in accordance with the foregoing provisions shall be distributed to its shareholders according to the class of shares and in the proportion of shares being held.

During liquidation, the Company continues to exist but it shall not commence any new business activities which are not connected with the liquidation.”

3.           Pursuant to the Company Law and the Guidelines on the Articles of Association for companies listed in the PRC (上市公司章程指引), Article 72 of the Articles of Association was proposed to be amended as follows:

3.1         The current Article 72 of the Articles of Association reads:

“The following matters shall be resolved by way of special resolution at the shareholders´ general meeting:

(1)          the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)          the issue of debentures of the Company;

(3)          the division, merger, dissolution and liquidation or change in the formation of the Company;

(4)          the amendments to the Articles of Association of the Company;

(5)          any other matters approved by way of ordinary resolution at the shareholders´ general meeting that may have a material impact on the Company and shall be approved by way of special resolution.”

It is hereby proposed to be amended as follows:

”The following matters shall be resolved by way of special resolution at the shareholders´ general meeting:

(1)          the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)          the issue of debentures of the Company;

(3)          the division, merger, dissolution and liquidation or change in the formation of the Company;

(4)          the amendments to the Articles of Association of the Company;

(5)          acquisition or disposal of any material assets or providing any guarantee with an amount that exceeds 30% of the latest audited total assets of the Company within one year;

(6)          any other matters as required by laws or other administrative measures, or matters that were approved by way of ordinary resolution at the shareholders´ general meeting that may have a material impact on the Company and shall be approved by way of special resolution.”

4.           Pursuant to the Company Law and to be consistent with, and necessary for, the business development of the Company, Article 104 of the Articles of Association was proposed to be amended as follows:

4.1         The current Article 104 of the Articles of Association reads:

“Meetings of the board of directors shall be held at least two (2) times each year, and shall be convened by the Chairman. All the directors and supervisors shall be notified in writing of the time and venue of the meeting at least ten (10) days prior to such meeting. Extraordinary meeting shall be convened at the request of shareholder(s) having 10% or more of the total voting shares, the Chairman, one-third (1/3) or more of the directors, the supervisory committee or general manager. The Chairman shall convene and preside over the meeting within ten (10) days from receipt of the request from shareholder(s) having 10% or more of the total voting shares, one-third (1/3) or more of the directors, the supervisory committee or the general manager.

The manner and time requirement for serving the notice of meetings and extraordinary meetings of the board of directors are as follows:

1.           If the time and venue of the routine meetings of the board of directors have previously been decided by the board of directors, there is no need to issue a notice of meeting.

2.           If the time and venue of the meetings of the board of directors have not previously been decided by the board of directors, a notice regarding the time and venue of the meeting has to be sent by the Chairman to all directors at least ten (10) days but not more than thirty (30) days prior to the date of convening the meeting by way of email, telegram, facsimile, express delivery service, registered mail or personal delivery.

3.           The notice shall be in Chinese language and to attach an English version if necessary. The notice should include an agenda and matters for discussion.

4.           Directors who have attended the meeting will be deemed to have been issued a notice of board meeting if he/she had not raised any issues of not having received such notice before or during the board meeting.

5.           A routine meeting or extraordinary meeting of the board of directors may be convened by means of telephone conference or other similar electronic communications equipment through which directors participating in the meeting can communicate with each other simultaneously and instantaneously and such participation shall constitute presence at a meeting as if those participating were present in person.”

It is hereby proposed to be amended as follows:

“Regular meetings of the board of directors shall be held at least two (2) times each year, and shall be convened by the Chairman. All the directors and supervisors shall be notified in writing of the time and venue of the meeting at least ten (10) days prior to such meeting. Extraordinary meeting shall be convened at the request of shareholder(s) having 10% or more of the total voting shares, the Chairman, one-third (1/3) or more of the directors, the supervisory committee or general manager. The Chairman shall convene and preside over the meeting within ten (10) days from receipt of the request from shareholder(s) having 10% or more of the total voting shares, one-third (1/3) or more of the directors, the supervisory committee or the general manager.

The manner and time requirement for serving the notice of regular meetings and extraordinary meetings of the board of directors are as follows:

1.           If the time and venue of the regular meetings of the board of directors have previously been decided by the board of directors, there is no need to issue a notice of meeting.

2.           If the time and venue of the regular meetings of the board of directors have not previously been decided by the board of directors, a notice regarding the time and venue of the regular meeting has to be sent by the Chairman to all directors and supervisors at least ten (10) days but not more than thirty (30) days prior to the date of convening the meeting. Notice regarding the time and venue of an extraordinary board meeting has to be sent by the Chairman to all directors and supervisors at least three (3) days prior to such meeting. There will be no time restriction on despatch of the notice in case of emergency. The abovementioned notice of meeting to directors and supervisors can be sent by way of email, telegram, facsimile, express delivery service, registered mail or personal delivery.

3.           The notice shall be in Chinese language and to attach an English version if necessary. The notice should include an agenda and matters for discussion.

4.           Directors who have attended the meeting will be deemed to have been issued a notice of board meeting if he/she had not raised any issues of not having received such notice before or during the board meeting.

5.           A regular meeting or extraordinary meeting of the board of directors may be convened by means of telephone conference or other similar electronic communications equipment through which directors participating in the meeting can communicate with each other simultaneously and instantaneously and such participation shall constitute presence at a meeting as if those participating were present in person.”

5.           Pursuant to the “Decision on amending certain stipulations regarding the cash dividend of listed companies” (關於修改上市公司現金分紅若干規定的決定) and “Notice on preparation of the 2008 financial report for listed companies” (關於做好上市公司2008年年度報告工作的通知), Article 156 of the Articles of Association was proposed to be amended as follows:

5.1         The current Article 156 of the Articles of Association reads:

“The Company may distribute dividend in the form of:

(1)         cash;

(2)         shares.

The Company shall implement actively the profit distribution plan based on the principle of giving a reasonable investment return to its shareholders and at the same time meeting a reasonable capital requirement of the Company.”

It is hereby proposed to be amended as follows:

”The Company may distribute dividend in the form of:

(1)         cash;

(2)         shares.

The Company shall implement actively the profit distribution plan based on the principle of giving a reasonable investment return to its shareholders and at the same time meeting a reasonable capital requirement of the Company (including but not limited to a preferred consideration of profit distribution by way of cash dividend). The Company may implement interim cash dividend as it deems appropriate.”

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR THE SHAREHOLDERS´ MEETING

As a result of the proposed amendments to the Articles of Association, corresponding amendments were also proposed to be made to certain articles of the Rules of Procedures for the Shareholders’ Meeting. The proposed amendments are as follows:

1.           The current Article 1 of the Rules of Procedures for the Shareholders´ Meeting reads:

“These rules (the “Rules”) are specifically formulated in accordance with the Company Law of the People´s Republic of China (the “Company Law”), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Standards for Governance of Listed Company, the Opinions on Standardizing the Shareholders´ General Meetings of Listed Company and the Articles of Association of Huaneng Power International, Inc. (the “Articles”) for the purposes of protecting the legal rights and interests of Huaneng Power International, Inc. (the “Company”) and its shareholders, defining the rights and obligations of shareholders´ general meetings, and ensuring the rights are exercised in accordance with laws and the shareholders´ general meetings are convened in a regulated, efficient and stable manner.”

It is hereby proposed to be amended as follows:

“These rules (the “Rules”) are specifically formulated in accordance with the Company Law of the People´s Republic of China (the “Company Law”), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Standards for Governance of Listed Company, the Rules for the Shareholders´ General Meetings of Listed Company and the Articles of Association of Huaneng Power International, Inc. (the “Articles of Association”) for the purposes of protecting the legal rights and interests of Huaneng Power International, Inc. (the “Company”) and its shareholders, defining the rights and obligations of shareholders´ general meetings, and ensuring the rights are exercised in accordance with laws and the shareholders´ general meetings are convened in a regulated, efficient and stable manner.”

2.           The current Article 14 of the Rules of Procedures for the Shareholders´ Meeting reads:

“The Supervisory Committee or shareholder(s) individually or jointly holding 5% (inclusive of 5%) or more of the Company´s issued voting shares is/are entitled to proposed new motion to the annual general meeting in accordance with the relevant procedure specified in the applicable laws.”

It is hereby proposed to be amended as follows:

“Shareholder(s) individually or jointly holding 3% (inclusive 3%) or more of the Company´s issued voting shares is/are entitled to propose new motion in the annual general meeting in accordance with the relevant procedure specified in the applicable laws.”

3.           The current Article 18 of the Rules of Procedures for the Shareholders´ Meeting reads

“In relation to the new motion proposed by shareholder(s) who individually or jointly holding 5% (inclusive of 5%) or more of the Company issued voting shares in the annual general meeting, the board of directors shall examine such motion according to the following principles:

(1)          Relevance. The board of directors shall examine the new motion. If the matter involved in the motion has direct connections with the Company and does not exceed the scope of authority of shareholders´ general meetings stipulated in laws, regulations and the Articles of Association, the motion shall be submitted to the shareholders´ general meeting for consideration. Motion not satisfying the above requirements shall not be put forward to the general meeting.

(2)          Procedures. The board of directors may decide on the procedural aspects involved in the motion. If the voting of the motion has to be split or combined, the consent of the proposer of the motion must be obtained. If the proposer does not agree to the change, the chairman of the general meeting may put the procedural matters to the general meeting for a decision. The chairman shall follow the procedures of shareholders´ general meetings when conducting discussion.”

It is hereby proposed to be amended as follows:

“In relation to the new motion proposed by shareholder(s) who individually or jointly holding 3% (inclusive of 3%) or more of the Company issued voting shares in the annual general meeting, the board of directors shall examine such motion according to the following principles:

(1)          Relevance. The board of directors shall examine the new motion. If the matter involved in the motion has direct connections with the Company and does not exceed the scope of authority of shareholders´ general meetings stipulated in laws, regulations and the Articles of Association, the motion shall be submitted to the shareholders´ general meeting for consideration. Motion not satisfying the above requirements shall not be put forward to the general meeting.

(2)          Procedures. The board of directors may decide on the procedural aspects involved in the motion. If the voting of the motion has to be split or combined, the consent of the proposer of the motion must be obtained. If the proposer does not agree to the change, the chairman of the general meeting may put the procedural matters to the general meeting for a decision. The chairman shall follow the procedures of shareholders´ general meetings when conducting discussion.”

4.           The current Article 28 of the Rules of Procedures for the Shareholders´ Meeting reads:

“After the notice of meeting is issued, the board of directors cannot propose new motions which are not listed in the original notice. Any alteration to the original motions should be publicly announced at least fifteen (15) days before the shareholders´ general meeting. Otherwise, the date of the meeting shall be extended accordingly to maintain the 15-day intervening period.”

It is hereby proposed to be amended as follows:

“Except for motion proposed by shareholder(s) who individually or jointly holding 3% (inclusive of 3%) or more of the Company´s issued voting shares in the annual general meeting in accordance with the relevant procedure specified in the applicable laws, the board of directors cannot, after the notice of meeting is issued, make any alteration to the original motions nor can it propose any new motions which are not listed in the original notice.”

5.           The current Article 30 of the Rules of Procedures for the Shareholders´ Meeting reads:

“After the board of directors publishes the notice convening the shareholders´ general meeting, the meeting cannot be held earlier or postponed to a later date without reasonable grounds. If the Company has to postpone the meeting for special reasons, the board of directors should publish a postponement notice at least five (5) working days before the date on which the original meeting is to be convened. The board of directors shall explain the reason and specify the postponed date on which the meeting will be convened in the postponement notice.

If the Company postpones the shareholders´ general meeting, the Company cannot change the record date pursuant to which the shareholders are entitled to attend a shareholders´ general meeting as specified in the original notice.”

It is hereby proposed to be amended as follows:

“After the board of directors publishes the notice convening the shareholders´ general meeting, the meeting cannot be held earlier or postponed to a later date without reasonable grounds. If the Company has to postpone the meeting for special reasons, the board of directors should publish a postponement notice at least two (2) working days before the date on which the original meeting is to be convened. The board of directors shall explain the reason and specify the postponed date on which the meeting will be convened in the postponement notice.

If the Company postpones the shareholders´ general meeting, the Company cannot change the record date pursuant to which the shareholders are entitled to attend a shareholders´ general meeting as specified in the original notice.”

6.           The current Article 45 of the Rules of Procedures for the Shareholders´ Meeting reads:

“The extraordinary general meeting cannot resolve on matters that are not included in the notice of meeting. On considering of the motions specified in the notice of meeting at the extraordinary general meeting, no alteration to the motions which relate to any of the following will be allowed:-

(1)          the increase or reduction of the Company´s registered share capital;

(2)          the issue of debenture of the Company;

(3)          the division, merger, dissolution and liquidation of the Company;

(4)          amendment of the Company´s Articles of Association;

(5)          the profit distribution plans and loss recovery plan;

(6)          appointment and removal of members of the board of directors and the supervisory committee;

(7)          change of the uses of funds raised;

(8)          related party transactions subject to consideration at shareholders´ general meeting;

(9)          acquisition or disposal of assets subject to consideration at shareholders´ general meeting;

(10)        change of accountancy firm.”

It is hereby proposed to be amended as follows:

“No alteration to the motions will be allowed when they are being considered at the shareholders´ general meeting. Otherwise, the relevant changes should be deemed to be a new motion which cannot be resolved at this shareholders´ general meeting.”

7.           The current Article 46 of the Rules of Procedures for the Shareholders´ Meeting reads:

“The shareholders´ general meeting shall consider and approve each and every motion listed in the agenda and shall not set aside or reserve the consideration or approval thereof for any reason. Annual general meeting shall consider and approve different motions relating to the same matter in the order when the motions are submitted.”

It is hereby proposed to be amended as follows:

“The shareholders´ general meeting shall consider and approve each and every motion listed in the agenda. On the same matter with different motions, consideration and approval of the same shall be in the order when the motions are submitted. Except in the event of an act of God or other special reason resulting in the termination of the shareholders´ general meeting or that the resolutions cannot be voted upon, shareholders´ general meeting has no right to set aside or reserve the consideration and approval of the motions.”

8.           The current Article 51 of the Rules of Procedures for the Shareholders´ Meeting reads:

“The board of directors of the Company shall appoint a solicitor according to laws to attend shareholders´ general meetings and to give opinions on the following issues which shall be noted in an announcement:

(1)          whether the procedures of convening and holding the shareholders´ general meetings are in compliance with laws, regulations and the Company´s Articles of Association;

(2)          to verify whether the persons attending the general meeting are legally entitled to do so;

(3)          to verify whether the shareholders who propose new motions at an annual general meeting are legally entitled to do so;

(4)          whether the procedures of approving resolutions are valid;

(5)          other relevant matters for opinions as requested by the Company.

The board of directors of the Company can also at the same time appoint a notary public to attend shareholders´ general meetings.”

It is hereby proposed to be amended as follows:

“The board of directors of the Company shall appoint a solicitor according to laws to attend shareholders´ general meetings and to give opinion on the following issues which shall be noted in an announcement:

(1)          whether the procedures of convening and holding the shareholders´ general meetings are in compliance with laws, regulations and the Company´s Articles of Association;

(2)          whether the persons attending the general meeting and the convenor of the meeting are legally entitled to do so;

(3)          whether the procedures of approving resolutions and the voting results of the resolutions are valid;

(4)          other relevant matters for opinion as requested by the Company.

The board of directors of the Company can also at the same time appoint a notary public to attend shareholders´ general meetings.”

9.           The current Article 52 of the Rules of Procedures for the Shareholders´ Meeting reads:

“Minutes shall be kept for shareholders´ general meetings. The minutes of the meeting shall have the following content:

(1)          number of voting shares present at the general meeting and their proportion to the Company´s shares;

(2)          date and venue of the meeting;

(3)          name of the chairman and agenda of meeting;

(4)          main points made by the speaker on each matter considered;

(5)          voting results on each resolution;

(6)          shareholders´ queries and suggestions as well as the replies and explanations from the board of directors and the supervisory committee;

(7)          other content required to be included in the minutes in the opinion of the general meeting and pursuant to the Articles of Association of the Company.”

It is hereby proposed to be amended as follows:

“Minutes shall be kept for shareholders´ general meetings. The minutes of the meetings shall have the following content:

(1)          date, venue and agenda of the meeting as well as the name and title of the convenor;

(2)          name of the person who presided over the meeting, names of the directors, supervisors, secretary to the board of directors, president and other senior management members who attended the meeting;

(3)          number of shareholders and proxies who attended the meeting, number of voting shares and their proportion to the Company´s shares;

(4)          consideration procedures, the main points of the discussion and the voting results on each of the resolutions considered;

(5)          shareholders´ queries or suggestions and the corresponding replies and explanations;

(6)          name(s) of the solicitor(s), the person-in-charge of vote-taking and the scrutineer(s);

(7)          other content required to be included in the minutes pursuant to the Articles of Association of the Company.”

10.         The current Article 53 of the Rules of Procedures for the Shareholders´ Meeting reads:

“Minutes of the shareholders´ general meeting shall be signed by all directors and the person who took the record at the meeting. Signed minutes shall be kept under the custody of the secretary to the board of directors.”

It is hereby proposed to be amended as follows:

”Minutes of the shareholders´ general meeting shall be signed by all directors, the secretary to the board of directors, the meeting convenor or his/her representative, the person who presided over the meeting and the person who took the record at the meeting. Signed minutes shall be kept under the custody of the secretary to the board of directors.”

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS MEETING

As a result of the proposed amendments to the Articles of Association, corresponding amendments were also proposed to be made to certain articles of the Rules of Procedures for the Board of Directors Meeting. The proposed amendments are as follows:

1.           The current Article 4 of the Rules of Procedures for the Board of Directors Meeting reads:

“Meetings of the board of directors include routine meetings and extraordinary board meetings. Routine meetings of the board of directors include: the annual meeting of the board of directors, semi-annual meeting of the board of directors, the first quarterly meeting of the board of directors and the third quarterly meeting of the board of directors.

(1)          Routine meetings of the board of directors

1.           Annual meeting of the board of directors

The meeting shall be convened within one hundred and twenty (120) days from the date on which each financial year ends or such date to be considered appropriate by the board of directors, mainly to consider the proposed motions to be submitted to the annual general meeting. In any event, the annual meeting of the board of directors has to be convened within six (6) months from the date on which the financial year ends.

2.           Semi-annual meeting of the board of directors

The meeting shall be convened within sixty (60) days from the date on which the first six (6) months period of each financial year ends or such other date to be considered appropriate, mainly to consider the half-year results of the Company and other related matters.

3.           The first quarterly meeting of the board of directors and the third quarterly meeting of the board of directors

The meeting shall be convened within one month period commencing immediately after the first three month period or the first nine month period of each financial year ends, mainly to consider the preceding quarterly results of the Company.

(2)          Extraordinary board meetings

The Chairman of the Company shall convene and preside over a meeting of the board of directors within ten (10) days on the happening of any of the following events:

1.           on requisition by shareholder(s) having more than one-tenth of voting rights;

2.           when the Chairman considers it is necessary;

3.           on request by more than one-third of the directors;

4.           when the supervisory committee so requests;

5.           when the general manager so requests.”

It is hereby proposed to be amended as follows:

“Meetings of the board of directors include regular meetings and extraordinary board meetings. Regular meetings of the board of directors include: the annual meeting of the board of directors, semi-annual meeting of the board of directors, the first quarterly meeting of the board of directors and the third quarterly meeting of the board of directors.

(1)          Regular meetings of the board of directors

1.           Annual meeting of the board of directors

The meeting shall be convened within one hundred and twenty (120) days from the date on which each financial year ends or such date to be considered appropriate by the board of directors, mainly to consider the proposed motions to be submitted to the annual general meeting. In any event, the annual meeting of the board of directors has to be convened within six (6) months from the date on which the financial year ends.

2.           Semi-annual meeting of the board of directors

The meeting shall be convened within sixty (60) days from the date on which the first six (6) months period of each financial year ends or such other date to be considered appropriate, mainly to consider the half-year results of the Company and other related matters.

3.           The first quarterly meeting of the board of directors and the third quarterly meeting of the board of directors

The meeting shall be convened within one month period commencing immediately after the first three month period or the first nine month period of each financial year ends, mainly to consider the preceding quarterly results of the Company.

(2)          Extraordinary board meetings

The Chairman of the Company shall convene and preside over a meeting of the board of directors within ten (10) days on the happening of any of the following events:

1.           on requisition by shareholder(s) having more than one-tenth of voting rights;

2.           when the Chairman considers it is necessary;

3.           on request by more than one-third of the directors;

4.           when the supervisory committee so requests;

5.           when the general manager so requests.”

2.           The current Article 5 of the Rules of Procedures for the Board of Directors Meeting reads:

“A meeting of the board of directors may be convened by means of physical attendance, telephone conference, resolutions in writing, etc.

A routine meeting or extraordinary meeting of the board of directors may be convened by means of telephone conference or other similar electronic communications equipment through which directors participating in the meeting can communicate with each other simultaneously and instantaneously and such participation shall constitute presence at a meeting as if those participating were present in person. Directors participating in the meeting who cannot sign on the resolutions simultaneously can vote verbally, and will then complete the signing formalities as soon as possible.”

It is hereby proposed to be amended as follows:

“A meeting of the board of directors may be convened by means of physical attendance, telephone conference, resolutions in writing, etc.

A regular meeting or extraordinary meeting of the board of directors may be convened by means of telephone conference or other similar electronic communications equipment through which directors participating in the meeting can communicate with each other simultaneously and instantaneously and such participation shall constitute presence at a meeting as if those participating were present in person. Directors participating in the meeting who cannot sign on the resolutions simultaneously can vote verbally, and will then complete the signing formalities as soon as possible.”

3.           The current Article 7 of the Rules of Procedures for the Board of Directors Meeting reads:

“Collecting Proposed Agenda Item(s)

The office of the board of directors is responsible for collecting proposed agenda item(s) for meetings of the board of directors. All proposed agenda item(s) and the relevant explanatory information should be submitted to the office of the board of directors fifteen (15) days before the issuance of the notice of meeting of the board of directors.”

It is hereby proposed to be amended as follows:

“Collecting Proposed Agenda Item(s)

The office of the board of directors is responsible for collecting proposed agenda item(s) for meetings of the board of directors. In principle, all proposed agenda item(s) and the relevant explanatory information should be submitted to the office of the board of directors fifteen (15) days before the issuance of the notice of meeting of the board of directors.”

4.           The current Article 8 of the Rules of Procedures for the Board of Directors Meeting reads:

“Convening the Meeting and Notice of Meeting

(1)          The Chairman is responsible for convening a meeting of the board of directors. If the Chairman is unable to convene the meeting due to a special reason, the meeting shall be convened by the Vice-Chairman. If both the Chairman and the Vice-Chairman are unable to convene the meeting, the Chairman may designate another director to convene the meeting.

(2)          Prior to convening the meeting, a notice of meeting has to be issued to all directors, supervisors and other attending members.

(3)          Request and manner of the notice of meeting are as follows:

1.           If the time and venue of the routine meetings of the board of directors have previously been decided upon by the board of directors, there is no need to issue a notice of meeting, unless the time and venue of such routine meetings are revised due to some reasons.

2.           If the time and venue of a meeting of the board of directors have not previously been decided upon by the board of directors, a notice regarding the time and venue of the meeting has to be sent by the Chairman to all directors at least ten (10) days but not more than thirty (30) days prior to the date of convening the meeting by way of email, telegram, facsimile, express delivery service, registered mail or personal delivery.

3.           Notice shall be in Chinese language, with an English version attached if necessary. Notice should include an agenda and matters for discussion.

Any director can renounce his/her right to be issued a notice of the board meeting.

Directors who have attended the meeting will be deemed to have been issued a notice of board meeting if he/she had not raised any issues of not having received such notice before or during the board meeting.”

It is hereby proposed to be amended as follows:

“Convening the Meeting and Notice of Meeting

(1)          The Chairman is responsible for convening a meeting of the board of directors. If the Chairman is unable to convene the meeting due to a special reason, the meeting shall be convened by the Vice-Chairman. If both the Chairman and the Vice-Chairman are unable to convene the meeting, the Chairman may designate another director to convene the meeting.

(2)          Prior to convening the meeting, a notice of meeting has to be issued to all directors, supervisors and other attending members.

(3)          Request and manner of the notice of meeting are as follows:

1.           If the time and venue of the regular meetings of the board of directors have previously been decided upon by the board of directors, there is no need to issue a notice of meeting, unless the time and venue of such routine meetings are revised due to some reasons.

2.           If the time and venue of a regular meeting of the board of directors have not previously been decided upon by the board of directors, a notice regarding the time and venue of the regular meeting has to be sent by the Chairman to all directors and supervisors at least ten (10) days but not more than thirty (30) days prior to the date of convening the regular meeting. Notice regarding the time and venue of extraordinary board meeting has to be sent by the Chairman to all directors and supervisors at least three (3) days prior to such meeting. There will be no time restriction on despatch of the notice in case of emergency. The abovementioned notice of board meeting to directors and supervisors can be sent by way of email, telegram, facsimile, express delivery service, registered mail or personal delivery.

3.           Notice shall be in Chinese language, with an English version attached if necessary. Notice should include an agenda and matters for discussion.

Any director can renounce his/her right to be issued a notice of the board meeting.

Directors who have attended the meeting will be deemed to have been issued a notice of board meeting if he/she had not raised any issues of not having received such notice before or during the board meeting.”

5.           The current Article 9 of the Rules of Procedures for the Board of Directors Meeting reads:

“Co-ordination before the meeting

The office of the board of directors is responsible for liaising and communicating with all directors within the period from issuance of the notice of the board meeting to ten (10) days before the date of the board meeting, and upon request by directors, timely providing supplementary information that is necessary to enable them to make relevant decisions upon any agenda items.”

It is hereby proposed to be amended as follows:

“Co-ordination before the meeting

The office of the board of directors is responsible for liaising and communicating with all directors within the period from issuance of the notice of the board meeting to the date before the board meeting, and upon request by directors, timely providing supplementary information that is necessary to enable them to make relevant decisions upon any agenda items.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    April 28, 2009